SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F         X         Form 40-F

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

          Yes            No          X

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b): 82-          .)

News Release
SIGNATURES

News Release

CNH Board of Directors Announces Annual Dividend

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

March 19, 2004 (Lake Forest, Illinois) The Board of Directors of CNH Global N.V. (NYSE:CNH) has recommended a dividend of $. 25 per share for the year 2003. Payment of the dividend is subject to approval at the Annual Shareholders Meeting, which will be held on April 26, 2004, at the company’s registered offices in Amsterdam, the Netherlands. If approved, the dividend will be payable on May 25, 2004 to shareholders of record at close of business on May 18, 2004.

###

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

March 22, 2004